

Offering Memo

This offering statement (this "Statement") relates to the offering (the "Offering") by Pipeline Sports Network, Inc. a Delaware corporation ("We," the "Company" or "PipelineVR") to prospective investors ("Investors") of up to 2,500,000 shares of Non-Voting Common Stock ("Shares") representing approximately 22% ownership percentage of PipelineVR at a purchase price of $0.40per Share for an aggregate purchase price of up to $1,000,000 (the "Maximum Offering"). Unless otherwise approved by PipelineVR's Board of Directors (the "Board"), the minimum purchase is 100 Shares (at a purchase price of $250.00). The minimum aggregate investment necessary to close the Offering is 750,000 Shares for an aggregate purchase price of $300,000 (the "Target Offering"), however we will accept subscriptions to purchase Shares in excess of the Target Offering up to the Maximum Offering. If all of the Shares in the Target Offering are sold and no more, we expect $300,000 in gross proceeds, with net proceeds of approximately $285,000 to PipelineVR (less Offering Expenses). If all of the Shares in the Maximum Offering are sold, we expect $1,000,000 in gross proceeds, with net proceeds to PipelineVR (less Offering Expenses) of approximately $950,000. See the Section titled "The Offering". We reserve the right to approve or reject each Investor. If we receive subscriptions to purchase more than 750,000 Shares, we will allocate common stock to Investors on a first-come, first-served basis.

Offering Terms

Crowdfunded Securities Offering:
- $300,000 minimum capital raise, the equivalent of 750,000 shares
- $1,000,000 maximum capital raised/oversubscription amount, the equivalent of 2,500,000 shares, allocated on a first-come first-served basis
- Stock is being offered at a $0.40 price per share.
- Minimum single shareholder Investment: $100.00
- Maximum single shareholder Investment: $20,000.00
- We are issuing non-voting common stock.
- Right to receive liquidation distributions.
- We are allowing non-US investors.

The closing date for this offering is August 15, 2016. If the sum of investment does not reach the target offering amount at this deadline, no securities will be sold in the offering, investment commitments will be cancelled, and committed funds will be returned.

Total Income	$0.00	
Total Taxable Income	$0.00	
Total Taxes Paid	$0.00	

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets	$2,411.00USD	$4,178.00USD
Cash & Cash Equivalents	$56.00USD	$56.00USD
Accounts Receivable	$0.00USD	$0.00USD
Short-term Debt	$281,029.00USD	$131,131.00USD
Long-term Debt	$0.00USD	$135,000.00USD
Revenues/Sales	$0.00USD	$0.00USD
Costs of Goods Sold	$0.00USD	$0.00USD
Taxes Paid	$350.00USD	$400.00USD
Net Income	-$16,665.00USD	-$184,565.00USD

PIPELINE SPORTS NETWORK, INC.
(dba PipelineVR)
BALANCE SHEETS
AS OF DECEMBER 31, 2015 AND 2014
(unaudited)

	December 31, 2015	December 31, 2014
Assets		
Current assets:		
Cash	$ 56	$ 56
Current assets	56	56
Property and equipment, net	2,355	4,122
Total assets	$ 2,411	$ 4,178
Liabilities and Stockholders' Deficit		
Accounts payable	$ 25,346	$ 23,619
Accrued liabilities	40,600	29,950
Related party advances	5,083	2,562
Convertible debt - related party	5,000	5,000
Convertible debt - current	205,000	70,000
Current liabilities	281,029	131,131
Convertible debt	-	135,000
Total liabilities	281,029	266,131
Commitments and contingencies (Note 4)	-	-
Stockholders' Deficit:		
Common stock, par value $0.00001, 15,000,000 shares authorized; 9,026,805 shares issued and outstanding, as of December 31, 2015 and 2014, respectively	90	90
Additional paid-in capital	804	804
Accumulated deficit	(279,512)	(262,847)
Total stockholders' deficit	(278,618)	(261,953)
Total liabilities and stockholders' deficit	$ 2,411	$ 4,178

PIPELINE SPORTS NETWORK, INC.
(dba PipelineVR)
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(unaudited)

	Year Ended December 31, 2015	Year Ended December 31, 2014
Revenues	$ -	$ -
Operating Expenses		
General and administrative	5,354	174,953
Sales and marketing	311	338
Total operating expenses	5,665	175,291
Operating loss	(5,665)	(175,291)
Other expense:		
Interest expense	(10,650)	(8,874)
Total other expense	(10,650)	(8,874)
Loss before provision for income taxes	(16,315)	(184,165)
Provision for income taxes	350	400
Net loss	$ (16,665)	$ (184,565)

PIPELINE SPORTS NETWORK, INC.
(dba PipelineVR)
STATEMENTS CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(unaudited)

	Year ended December 31, 2015	Year ended December 31, 2014
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (16,665)	$ (184,565)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	1,767	1,178
Stock-based compensation	-	804
Changes in operating assets and liabilities:		
Accounts payable	1,727	16,453
Accrued liabilities	10,650	28,924
Net cash used in operating activities	(2,521)	(132,206)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	-	(5,300)
Net cash used in investing activities	-	(5,300)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from related party advances	2,521	2,562
Proceeds from convertible debt	-	135,000
Net cash provided by financing activities	2,521	137,562
Increase (decrease) in cash and cash equivalents	-	56
Cash and cash equivalents, beginning of year	56	-
Cash and cash equivalents, end of year	$ 56	$ 56
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ 400

SUBSEQUENT EVENTS

On February 12, 2016, the Company sold 200,000 shares of common stock to a third party for $50,000 ($0.25 per share.

The Company has evaluated subsequent events that occurred after December 31, 2015 through May 17, 2016, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

Leadership:

Matthew Papish, Founder & CEO
- Founder & CEO at Enstigo; Built a PaaS automating mobile ad creation; Raised $900,000.
- CEO at Cinsay; Built SaaS platform enabling integration of eCommerce with online video; raised $45 million.
- Head of Branded Entertainment at AOL.
- Founder & President at Gold Coast Communication's content and services company; Grew sales to $150 million.
- Senior Consultant: MySpace; Classmates.com; Spark Networks; and John Templeton Foundation.

Location: Irvine, CA.

Current Investors: 5

Fundraise:
- Founder, Friends & Family ($270,000 raised to date).
- Seeking an additional $750,000 (Same FFF terms).

Use of Funds:
Key hires (Tech/Product lead, Sales, Marketing).
- Functional Prototype (Launched)
- MVP (Q2 2016)
- Beta release (Summer 2016).
- General production release (Q4 2016).

Investment Terms:
Convertible note:
- Automatic conversion upon qualified equity financing of at least $500K.
- 20% discount
- $3.5M valuation cap.

Exit:
- 3-4 years via acquisition (e.g. Amazon, Samsung, Oculus-Facebook, Salesforce, Qualcomm, eBay)

Contact:
Matthew Papish, Founder & CEO
Phone: (323) 514-3891
Email: matt@pipelinevr.com
Office: 5141 California Avenue
Ste. 200, Irvine CA 92617

The Company:
PipelineVR (PVR) was founded in 2015 with the mission to accelerate the success of the global immersive technology industry.

The Market:
Facebook's $2B acquisition of OculusVR in 2014 was a watershed moment for the industry, but just the beginning. Since then, the numbers of venture capital deals and dollars invested have more than tripled.

However, despite all this capital flowing into the space, key roadblocks stand in the way of the market's scalability.

The Problem:
With an explosion of new companies and innovation, a significant fragmentation is beginning to form. Adding to the complexity are multiple customer segments, such as: medical, manufacturing and education, desperate to learn more and adapt VR/AR in their businesses. With a widening knowledge gap and no centralized way to connect buyers and sellers, the market will experience low liquidity. All problems that we solve.

The Solution:
PVR developed the first B2B marketplace solution that connects buyers and sellers of professional virtual reality and augmented reality products and services and facilitates transactions.

Business Model:
The business model is one of introduction and match. PVR will

guarantee up to 5 qualified and vetted bids for each buyer request for proposal. As soon as the sellers bid's are received by the buyer, an upfront fee of $25 will be charged to sellers, automatically. We do not charge subscription fees to the seller or membership fees to the buyer.

Product Roadmap:

With our initial capital, we launched a prototype and will release a minimal viable product (MVP) in May 2016. This $750,000 final tranche to this seed round will fund several product releases, key hires, prove product market fit and begin to produce revenue.

Future development will incorporate premium, on-demand tools and services to facilitate the entire customer lifecycle e.g. custom reporting, CRM systems and transaction facilitation.

Use of Funds

1. Minimum Scenario

- $100,000 - Sales & Marketing
- $75,000 - G & A
- $125,000 - Product Development

  $300,000 - Total

2. Maximum Scenario

- $300,000 - Sales & Marketing
- $275,000 - G & A
- $225,000 - Product Development
- $200,000 – Business Development & Support

  $1,000,000 – Total

RELATED PARTY TRANSACTIONS

Related Party Advances
From time to time the company received advances from its Chief Operating Officer for working capital. Such advances were considered short-term and non-interest bearing. Total advances outstanding as of December 31, 2015 and 2014 were $5,083 and $2,562, respectively.

Related Party Note Payable
The Company's Chief Operating Officer loaned the company $5,000 on July 3, 2014, bearing interest at 5% and due January 3, 2015. After such date, the note incurred default interest at a rate of 8% per annum. Accrued interest of $525 and $125 is included in accrued liabilities as of December 31, 2015 and 2014, respectively.

PSN CAP TABLE
May 10, 2016

Name	Investment	Type	Dated	# of shares
Pereira Family Trust	$35,000	Conv. Note @5%	8/13/13	35,000 +
Wood Family Ventures, LP	$35,000	Conv. Note @5%	10/18/13	35,000 +
Nancy McNitt	$35,000	Conv. Note @5%	1/17/14	35,000 +
Wood Family Ventures, LP	$100,000	Conv. Note @5%	4/10/14	571,428
Wood Family Ventures, LP	$0.00	common stock grant	4/10/14	26,805
Porter Family Trust	$14,000	common stk purchase	6/3/14	80,000
Baron Family Trust	$50,000	common stk purchase	2/12/16	200,000

The following three (3) persons have Consulting Agreements with the Company that provide for 200,000 sh person, vesting at 1/48th per month for 48 months beginning on Oc October 1, 2013:

		2013	2014	2015
1. Herbert L. Porter		12,500 shares	50,000 shares	50,000 shares
2. Sam A. Strayer		12,500 shares	50,000 shares	50,000 shares
3. Briggs N. Porter		12,500 shares	50,000 shares	50,000 shares

CONVERTIBLE DEBT

During the year ended December 31, 2015, 2014, and 2013 the Company entered into convertible debt agreements with third parties totaling $205,000. Each note bears interest at 5% and was or is due between August 2015 to April 2016 based on a two year maturity date. The Company has classified amounts due in excess of one year as long term in the accompanying balance sheet.

Of the convertible notes, $105,000 contain an automatic conversion upon the first series of preferred stock sales of more than $500,000, at a conversion price of 20% less than the investors of the first series of preferred stock. The notes also contain an optional conversion feature that allows the holder to convert at a conversion price of $1.00 per share prior to the maturity date. These Notes were issued in 2013 ($70,000) and 2014 ($35,000).

The remaining $100,000 note, issued in 2014, is convertible at the earliest of the following events: 1) at the lender's option to convert; 2) upon the note becoming due; and 3) the Company raising in excess of $500,000 in a qualified financing. The optional conversion is at the lower of a) the fair market value of the Company's common stock on the date of conversion, b) the quotient result from dividing $1,750,000 by the number of shares of fully dilutive outstanding common stock of the Company. The automatic conversion upon a qualified financing is at the lower of a) the product of 80% and the price paid per share of equity securities by investors in the next equity financing or b) the quotient resulting from dividing $1,750,000 by the number of fully dilutive shares of common stock on the date of conversion.

NATURE OF OPERATIONS

Pipeline Sports Network, Inc. (dba PipelineVR) was incorporated on August 7, 2013 ("Inception") in the State of Delaware. The Company's headquarters are located in Irvine, California. The financial statements of Pipeline Sports Network, Inc. (which may be referred to as "Pipeline," the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company is currently preparing to launch its Minimal Viable Product (MVP) on its own website (www.pipelinevr.com) which will be a platform martketplace in the virtual and augmented reality industry ("VR and AR"). Its plans are to populate the site with buyers and sellers of all things related to VR & AR, and to provide liquidity to the industry through the marketplace. The Company intends to generate revenues by earning a fee on connecting buyers with sellers.

Management's Plans
We rely heavily on debt and equity financing for working capital. As of December 31, 2015, we had negative working capital of approximately $_281,000 and will incur additional costs prior to revenue generating activities begin. In addition, we have incurred losses since Inception. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from our Regulation Crowdfunding campaign, additional debt and/or equity financings, venture capital funds, and funds from revenue producing activities. If we cannot raise additional short term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

SUMMARY OF SIGNIFICANT ACCOUNTING POLOCIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. Significant estimates include, but are not limited to: valuation of stock options, useful lives of intangible assets and deferred tax assets and liabilities. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the

Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Matthew Dean Papish
Founder & CEO

- PipelineVR represents Founder's 4th Startup.
- Founder & CEO at Enstigo; raised $900,000 seed capital; built a PaaS automating mobile ad creation.
- CEO at Cinsay; raised $45M; built SaaS platform enabling integration of eCommerce and online video.
- Head of Branded Entertainment at AOL. Formed in-house division to sell online video to AOL's largest advertisers.
- Founder & President at Gold Coast Communications. Grew sales to $150M; oversaw creative studios and equipment facilities.
- Senior Advisor/Consultant at MySpace; Classmates.com; Spark Networks; and John Templeton Foundation.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Annual Reports:

On an annual basis, the Company shall provide a link to its annual report on its website, www.pipelinevr.com within 120 days of the calendar year end.

Additional Risk Factors:

Each Investor agrees that such Investor acquires the Shares for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of the Units. No public market exists for the Shares and no market is expected to develop.

MANAGEMENT

Matthew Dean Papish, Founder & CEO

- PipelineVR represents Founder's 4th Startup.
- Founder & CEO at Enstigo; raised $900,000 seed capital; built a PaaS automating mobile ad creation.
- CEO at Cinsay; raised $45M; built SaaS platform enabling integration of eCommerce and online video.
- Head of Branded Entertainment at AOL. Formed in-house division to sell online video to AOL's largest advertisers.
- Founder & President at Gold Coast Communications. Grew sales to $150M; oversaw creative studios and equipment facilities.
- Senior Advisor/Consultant at MySpace; Classmates.com; Spark Networks; and John Templeton Foundation.

Bart Porter, Chief Operating Officer

- IBM Corp, large computer sales lead at BofA, (IBM's 6th largest commercial account);
- Software founder (acquired by Continental Telephone);
- SVP, Commercial Office Development, Arden Realty, Inc. (NYSE) (largest SoCal REIT), Sold to GE Capital;   Founding Director, Marine National Bank, Irvine
- USC, BS – Foreign Trade; Captain, USMC

Briggs Porter, Business Development

- Interactive Broadcast Network (iBN), secured $1 million Google/YouTube partnership.
- 15 years experience managing multi-million dollar construction/development projects where he sees great potential for the application of VR/AR technologies.
- Georgetown University, B.A.

PIPELINE SPORTS NETWORK, INC.
(dba PipelineVR)
BALANCE SHEETS
(unaudited)

	December 31, 2015	December 31, 2014
Assets		
Current assets:		
Cash	$ 56	$ 56
Current assets	56	56
Property and equipment, net	2,355	4,122
Total assets	$ 2,411	$ 4,178
Liabilities and Stockholders' Deficit		
Accounts payable	$ 25,346	$ 23,619
Accrued liabilities	40,600	29,950
Related party advances	5,083	2,562
Note payable - related party	5,000	5,000
Convertible debt - current	205,000	70,000
Current liabilities	281,029	131,131
Convertible debt	-	135,000
Total liabilities	281,029	266,131
Commitments and contingencies (Note 4)	-	-
Stockholders' Deficit:		
Common stock, par value $0.00001, 15,000,000 shares authorized; 9,026,805 shares issued and outstanding as of December 31, 2015 and 2014, respectively	90	90
Additional paid-in capital	804	804
Accumulated deficit	(279,512)	(262,847)
Total stockholders' deficit	(278,618)	(261,953)
Total liabilities and stockholders' deficit	$ 2,411	$ 4,178

See accompanying accountants' review report and notes to financial statements

PIPELINE VR
The First B2B Services Marketplace for VR/AR

Leadership:
Matthew Papish, Founder & CEO
- Founder & CEO at Enstigo; Built a PaaS automating mobile ad creation; Raised $900,000.
- CEO at Cinsay; Built SaaS platform enabling integration of eCommerce with online video; raised $45 million.
- Head of Branded Entertainment at AOL.
- Founder & President at Gold Coast Communication's content and services company; Grew sales to $150 million.
- Senior Consultant: MySpace; Classmates.com; Spark Networks; and John Templeton Foundation.

Location: Irvine, CA.

Current Investors: 5

Fundraise:
- Founder, Friends & Family ($270,000 raised to date).
- Seeking an additional $750,000 (Same FFF terms).

Use of Funds:
Key hires (Tech/Product lead, Sales, Marketing).
- Functional Prototype (Launched)
- MVP (Q2 2016)
- Beta release (Summer 2016).
- General production release (Q4 2016).

Investment Terms:
Convertible note:
- Automatic conversion upon qualified equity financing of at least $500K.
- 20% discount
- $3.5M valuation cap.

Exit:
- 3-4 years via acquisition (e.g. Amazon, Samsung, Oculus-Facebook, Salesforce, Qualcomm, eBay)

Contact:
Matthew Papish, Founder & CEO
Phone: (323) 514-3891
Email: matt@pipelinevr.com
Office: 5141 California Avenue
Ste. 200, Irvine CA 92617

The Company:
PipelineVR (PVR) was founded in 2015 with the mission to accelerate the success of the global immersive technology industry.

The Market:
Facebook's $2B acquisition of OculusVR in 2014 was a watershed moment for the industry, but just the beginning. Since then, the numbers of venture capital deals and dollars invested have more than tripled.

However, despite all this capital flowing into the space, key roadblocks stand in the way of the market's scalability.

The Problem:
With an explosion of new companies and innovation, a significant fragmentation is beginning to form. Adding to the complexity are multiple customer segments, such as: medical, manufacturing and education, desperate to learn more and adapt VR/AR in their businesses. With a widening knowledge gap and no centralized way to connect buyers and sellers, the market will experience low liquidity. All problems that we solve.

The Solution:
PVR developed the first B2B marketplace solution that connects buyers and sellers of professional virtual reality and augmented reality products and services and facilitates transactions.

Business Model:
The business model is one of introduction and match. PVR will guarantee up to 5 qualified and vetted bids for each buyer request for proposal. As soon as the sellers bid's are received by the buyer, an upfront fee of $25 will be charged to sellers, automatically. We do not charge subscription fees to the seller or membership fees to the buyer.

Product Roadmap:
With our initial capital, we launched a prototype and will release a minimal viable product (MVP) in May 2016. This $750,000 final tranche to this seed round will fund several product releases, key hires, prove product market fit and begin to produce revenue.

Future development will incorporate premium, on-demand tools and services to facilitate the entire customer lifecycle e.g. custom reporting, CRM systems and transaction facilitation.

PIPELINE SPORTS NETWORK, INC.
(dba PipelineVR)
STATEMENTS CASH FLOWS
(unaudited)

	Year ended December 31, 2015	Year ended December 31, 2014
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (16,665)	$ (184,565)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	1,767	1,178
Stock-based compensation	-	804
Changes in operating assets and liabilities:		
Accounts payable	1,727	16,453
Accrued liabilities	10,650	28,924
Net cash used in operating activities	(2,521)	(137,206)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	-	(5,300)
Net cash used in investing activities	-	(5,300)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from related party advances	2,521	2,562
Proceeds from convertible debt	-	135,000
Proceeds from note payable - related party	-	5,000
Net cash provided by financing activities	2,521	142,562
Increase (decrease) in cash and cash equivalents	-	56
Cash and cash equivalents, beginning of year	56	-
Cash and cash equivalents, end of year	$ 56	$ 56
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ 400

See accompanying accountants' review report and notes to financial statements

5

PIPELINE SPORTS NETWORK, INC.
(dba PipelineVR)
STATEMENTS CASH FLOWS
(unaudited)

	Year ended December 31, 2015		Year ended December 31, 2014	
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net loss	$	(16,665)	$	(184,565)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation		1,767		1,178
Stock-based compensation		-		804
Changes in operating assets and liabilities:				
Accounts payable		1,727		16,453
Accrued liabilities		10,650		28,924
Net cash used in operating activities		(2,521)		(137,206)
CASH FLOWS FROM INVESTING ACTIVITIES:				
Purchase of property and equipment		-		(5,300)
Net cash used in investing activities		-		(5,300)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Proceeds from related party advances		2,521		2,562
Proceeds from convertible debt		-		135,000
Proceeds from note payable - related party		-		5,000
Net cash provided by financing activities		2,521		142,562
Increase (decrease) in cash and cash equivalents		-		56
Cash and cash equivalents, beginning of year		56		-
Cash and cash equivalents, end of year	$	56	$	56
Supplemental disclosures of cash flow information:				
Cash paid for interest	$	-	$	-
Cash paid for income taxes	$	-	$	400

NOTE 8 – SUBSEQUENT EVENTS

On February 12, 2016, the Company sold 200,000 shares of common stock to a third party for $50,000 ($0.25 per share).

The Company has evaluated subsequent events that occurred after December 31, 2015 through May 17, 2016, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

NOTE 1 – NATURE OF OPERATIONS

Pipeline Sports Network, Inc. (dba PipelineVR) was incorporated on August 7, 2013 ("Inception") in the State of Delaware. The Company's headquarters are located in Irvine, California. The financial statements of Pipeline Sports Network, Inc. (which may be referred to as "Pipeline," the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company is currently preparing to launch its Minimal Viable Product (MVP) on its own website (www.pipelinevr.com) which will be a platform marketplace in the virtual and augmented reality industry ("VR and AR"). Its plans are to populate the site with buyers and sellers of all things related to VR & AR, and to provide liquidity to the industry through the marketplace. The Company intends to generate revenues by earning a fee on connecting buyers with sellers.

Management's Plans
We rely heavily on debt and equity financing for working capital. As of December 31, 2015, we had negative working capital of approximately $281,000 and will incur additional costs prior to revenue generating activities begin. In addition, we have incurred losses since Inception. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from our Regulation Crowdfunding campaign, additional debt and/or equity financings, venture capital funds, and funds from revenue producing activities. If we cannot raise additional short term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLOCIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. Significant estimates include, but are not limited to: valuation of stock options, useful lives of intangible assets and deferred tax assets and liabilities. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

PIPELINE SPORTS NETWORK, INC.
(dba PipelineVR)
STATEMENTS OF OPERATIONS
(unaudited)

	Year Ended December 31, 2015	Year Ended December 31, 2014
Revenues	$ -	$ -
Operating Expenses		
General and administrative	5,354	174,953
Sales and marketing	311	338
Total operating expenses	5,665	175,291
Operating loss	(5,665)	(175,291)
Other expense:		
Interest expense	10,650	8,874
Total other expense	10,650	8,874
Loss before provision for income taxes	(16,315)	(184,165)
Provision for income taxes	350	400
Net loss	$ (16,665)	$ (184,565)

PIPELINE SPORTS NETWORK, INC
(dba PipelineVR)

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2015 AND 2014

Together with
Independent Accountants' Review Report

Pipeline Sports Network, Inc.
(dba PipelineVR)
Index to Financial Statements
(unaudited)

dbbmckennon

Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management and Stockholders
Pipeline Sports Network, Inc. (dba PipelineVR)
Irvine, California

We have reviewed the accompanying financial statements of Pipeline Sports Network, Inc., (dba PipelineVR, the "Company"), a corporation, which comprise the balance sheets as of December 31, 2015 and 2014, and the related statements of operations, statements of stockholders' deficit, and of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

DbbMcKennon

Newport Beach, California
May 17, 2016

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756   **P:** 949.200.3280   **F:** 949.200.3281   www.dbbmckennon.com

Santa Monica   **Newport Beach**   **San Diego**

PIPELINE SPORTS NETWORK, INC.
(dba PipelineVR)
BALANCE SHEETS
(unaudited)

	December 31, 2015	December 31, 2014
Assets		
Current assets:		
Cash	$ 56	$ 56
Current assets	56	56
Property and equipment, net	2,355	4,122
Total assets	$ 2,411	$ 4,178
Liabilities and Stockholders' Deficit		
Accounts payable	$ 25,346	$ 23,619
Accrued liabilities	40,600	29,950
Related party advances	5,083	2,562
Note payable - related party	5,000	5,000
Convertible debt - current	205,000	70,000
Current liabilities	281,029	131,131
Convertible debt	-	135,000
Total liabilities	281,029	266,131
Commitments and contingencies (Note 4)	-	-
Stockholders' Deficit:		
Common stock, par value $0.00001, 15,000,000 shares authorized; 9,026,805 shares issued and outstanding as of December 31, 2015 and 2014, respectively	90	90
Additional paid-in capital	804	804
Accumulated deficit	(279,512)	(262,847)
Total stockholders' deficit	(278,618)	(261,953)
Total liabilities and stockholders' deficit	$ 2,411	$ 4,178

See accompanying accountants' review report and notes to financial statements

PIPELINE SPORTS NETWORK, INC.
(dba PipelineVR)
STATEMENTS OF OPERATIONS
(unaudited)

	Year Ended December 31, 2015	Year Ended December 31, 2014
Revenues	$ -	$ -
Operating Expenses		
General and administrative	5,354	174,953
Sales and marketing	311	338
Total operating expenses	5,665	175,291
Operating loss	(5,665)	(175,291)
Other expense:		
Interest expense	10,650	8,874
Total other expense	10,650	8,874
Loss before provision for income taxes	(16,315)	(184,165)
Provision for income taxes	350	400
Net loss	$ (16,665)	$ (184,565)

See accompanying accountants' review report and notes to financial statements

3

PIPELINE SPORTS NETWORK, INC.
(dba PipelineVR)
STATEMENTS OF STOCKHOLDERS' DEFICIT
(unaudited)

| | Common stock | | | Additional Paid-in Capital | Accumulated Deficit | Total Stockholders' Deficit |
	Shares	Amount				
December 31, 2013	9,000,000	$	90	$ -	$ (78,282)	$ (78,192)
Stock issued for services	26,805		-	804	-	804
Net loss	-		-	-	(184,565)	(184,565)
December 31, 2014	9,026,805		90	804	(262,847)	(261,953)
Net loss	-		-	-	(16,665)	(16,665)
December 31, 2015	9,026,805	$	90	$ 804	$ (279,512)	$ (278,618)

See accompanying accountants' review report and notes to financial statements

4

PIPELINE SPORTS NETWORK, INC.
(dba PipelineVR)
STATEMENTS CASH FLOWS
(unaudited)

	Year ended December 31, 2015		Year ended December 31, 2014	
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net loss	$	(16,665)	$	(184,565)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation		1,767		1,178
Stock-based compensation		-		804
Changes in operating assets and liabilities:				
Accounts payable		1,727		16,453
Accrued liabilities		10,650		28,924
Net cash used in operating activities		(2,521)		(137,206)
CASH FLOWS FROM INVESTING ACTIVITIES:				
Purchase of property and equipment		-		(5,300)
Net cash used in investing activities		-		(5,300)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Proceeds from related party advances		2,521		2,562
Proceeds from convertible debt		-		135,000
Proceeds from note payable - related party		-		5,000
Net cash provided by financing activities		2,521		142,562
Increase (decrease) in cash and cash equivalents		-		56
Cash and cash equivalents, beginning of year		56		-
Cash and cash equivalents, end of year	$	56	$	56
Supplemental disclosures of cash flow information:				
Cash paid for interest	$	-	$	-
Cash paid for income taxes	$	-	$	400

See accompanying accountants' review report and notes to financial statements

5

NOTE 1 – NATURE OF OPERATIONS

Pipeline Sports Network, Inc. (dba PipelineVR) was incorporated on August 7, 2013 ("Inception") in the State of Delaware. The Company's headquarters are located in Irvine, California. The financial statements of Pipeline Sports Network, Inc. (which may be referred to as "Pipeline," the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company is currently preparing to launch its Minimal Viable Product (MVP) on its own website (www.pipelinevr.com) which will be a platform marketplace in the virtual and augmented reality industry ("VR and AR"). Its plans are to populate the site with buyers and sellers of all things related to VR & AR, and to provide liquidity to the industry through the marketplace. The Company intends to generate revenues by earning a fee on connecting buyers with sellers.

Management's Plans
We rely heavily on debt and equity financing for working capital. As of December 31, 2015, we had negative working capital of approximately $281,000 and will incur additional costs prior to revenue generating activities begin. In addition, we have incurred losses since Inception. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from our Regulation Crowdfunding campaign, additional debt and/or equity financings, venture capital funds, and funds from revenue producing activities. If we cannot raise additional short term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLOCIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. Significant estimates include, but are not limited to: valuation of stock options, useful lives of intangible assets and deferred tax assets and liabilities. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2015 and 2014. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable, accrued liabilities, related party advances, and convertible debt. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties
The Company has a limited operating history and has not commenced revenue generating activities. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse developments may also include: economic recessions, trends in the virtual reality space, consumer taste for virtual reality products, the availability of virtual reality content, and changes government policy related to online commerce which could have a material adverse effect on the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment
Property and equipment are stated at cost. The Company's fixed assets are depreciated using the straight-line method over the estimated useful life of three years. Leasehold improvements are depreciated over shorter of the useful life or lease life. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Depreciation expense for the years ended December 31, 2015 and 2014 was $1,767 and $1,178, respectively.

Impairment of Long-Lived assets
The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There were no impairment losses during the years ended December 31, 2015 and 2014. There can be no assurance, however, that market conditions will not change or demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

Convertible Debt with Conversion or Other Options
Debt issued with common stock is accounted for under the guidelines established by ASC 470-20 – "Accounting for Debt with Conversion or Other Options." We record the relative fair value of common stock related to the issuance of convertible debt as a debt discount or premium. The discount or premium is subsequently amortized to interest expense over the expected term of the convertible debt.

Revenue Recognition

The Company will recognize revenues from fees collected from the seller of VR and AR goods through our website when (a) persuasive evidence that an agreement exists; (b) the products have been delivered; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured. As of the date of this report, the Company has not yet commenced revenue generating activities.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 "Share-Based Payment". Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

In accordance with the guidance, an asset acquired in exchange for issuance of fully vested, non-forfeitable equity instruments should not be presented or classified as an offset to equity on the grantor's balance sheet once the equity instrument is granted for accounting purposes.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 "Equity." The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 "Income Taxes" ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. At December 31, 2015 and 2014, the Company has established a full reserve against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2018. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In April 2015, the FASB issued ASU No. 2015-05 "Intangibles-Goodwill and Other-Internal-Use Software." The standard amended the existing accounting standards for intangible assets and provides explicit guidance to customers in determining the accounting for fees paid in a cloud computing arrangement, wherein the arrangements that do not convey a software license to the customer are accounted for as service contracts. The pronouncement is effective for reporting periods beginning after December 15, 2015. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In November 2015, the FASB issued ASU No. 2015-17, "Income Taxes: Balance Sheet Classification of Deferred Taxes", which requires deferred tax liabilities and assets to be classified as noncurrent in a classified statement of financial position. ASU 2015-17 will align the presentation of deferred income tax assets and liabilities with International Financial Reporting Standards. The new standard will be effective for fiscal years beginning after December 15, 2016, including interim periods within those annual years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – CONVERTIBLE DEBT

Since Inception, the Company entered into convertible note agreements with third parties totaling $205,000. The notes bear interest at 5%, and became due between August 2015 and April 2016 based on the original two-year maturity dates.

Of the convertible notes, $105,000 contain an automatic conversion upon the first series of preferred stock sales of more than $500,000, at a conversion price of 20% less than the investors of the first series of preferred stock. The notes also contain an optional conversion feature that allows the holder to convert at a conversion price of $1.00 per share prior to the maturity date. These Notes were issued in 2013 ($70,000) and 2014 ($35,000).

The remaining $100,000 note, issued in April 2014, is convertible at the earliest of the following events: 1) at the lender's option to convert; 2) upon the note becoming due; and 3) the Company raising in excess of $500,000 in a qualified financing. The optional conversion is at the lower of a) the fair market value of the Company's common stock on the date of conversion, b) the quotient result from dividing $1,750,000 by the number of shares of fully dilutive outstanding common stock of the Company. The automatic conversion upon a qualified financing is at the lower of a) the product of 80% and the price paid per share of equity securities by investors in the next equity financing or b) the quotient resulting from dividing $1,750,000 by the number of fully dilutive shares of common stock on the date of conversion.

To date, none of the debt holders have converted their debt and related accrued interest thereon and none of the automatic conversion features have been triggered.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

Facility Lease
The Company, in 2014 entered into a month-to-month lease which went unpaid. The amount outstanding may be subject to penalties and interest on the outstanding balance due. The company has reflected the estimated amount due of $5,500 on the accompanying balance sheet as accounts payable. The Company is actively working to mitigate this outstanding balance.

Service Agreement
The Company entered into an agreement for legal services during its startup phase. The agreement allows for the deferral of payment of fees until $15,000 in fees are incurred. The Company has accrued actual fees incurred related to this agreement on the accompanying balance sheet within accounts payable of $17,921 and $17,694 as of December 31, 2015 and 2014, respectively. In addition, the agreement stipulated that upon a capital raise of greater than $500,000, the Company would issue 1% of the Company's common stock to this law firm in addition to the fees incurred above.

NOTE 5 – STOCKHOLDERS DEFICIT

Common Stock
We have authorized the issuance of 15,000,000 shares of our common stock, each share having a par value of $0.00001.

Founders Shares
The founders of the Company received 9,000,000 of the authorized shares upon Inception. Of such founders' shares 600,000 shares that were issued are subject to vesting terms. The value of the shares upon issuance were negligible. Through December 31, 2015 337,500 shares were vested. No shares have been forfeited or repurchased.

Stock Options
On September 1, 2013, our Board of Directors adopted the Pipeline Sports 2013 Stock Plan (the "2013 Stock Plan"). The 2013 Stock Plan provides for the grant of equity awards to employees and consultants of our common stock. Up to 1,000,000 shares of our common stock may be issued pursuant to awards granted under the 2013 Stock Plan, subject to adjustment in the event of stock splits and other similar events. The 2013 Stock Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

As of December 31, 2015 the Company has not granted any stock options under the 2013 Stock Plan.

NOTE 6 – RELATED PARTY TRANSACTIONS

Related Party Advances
From time to time the Company received advances from its Chief Operating Officer for working capital. Such advances were considered short-term and non-interest bearing. Total advances outstanding as of December 31, 2015 and 2014 were $5,083 and $2,562, respectively.

Note Payable – Related Party
The Company's Chief Operating Officer loaned the Company $5,000 on July 3, 2014, bearing interest at 5% and due January 3, 2015. After such date, the note incurred default interest at a rate of 8%, per annum. Accrued interest of $525 and $125 is included in accrued liabilities as of December 31, 2015 and 2014, respectively.

NOTE 7 – INCOME TAXES

The following table presents the current and deferred tax provision for federal and state income taxes for the years ended December 31:

	2015	2014
Current tax provision:		
Federal	$ -	$ -
State	350	400
Total	350	400
Deferred tax provision:		
Federal	(76,000)	(76,000)
State	(13,000)	(13,000)
Total	(89,000)	(89,000)
Valuation allowance	89,000	89,000
Total provision for income taxes	$ 350	$ 400

Reconciliations of the U.S. federal statutory rate to the actual tax rate are as follows for the years ended December 31 :

	2015		2014	
Federal tax at statutory rate	(34.0)	%	(34.0)	%
Permanent differences:				
State taxes, net of federal benefit	1.7	%	0.1	%
Stock compensation	-	%	0.2	%
Non-deductible entertainment	-	%	0.2	%
Temporary differences:				
Accounts payable and accrued liabilities	34.5	%	6.3	%
Change in valuation allowance	-	%	27.4	%
Total provision	2.2	%	0.2	%

The components of our deferred tax assets (liabilities) for federal and state income taxes consisted of the following as of December 31:

	Asset (Liability)	
	2015	2014
Current:		
Other	$ 3,000	$ 7,000
Noncurrent:		
Net operating loss carryforwards	86,000	82,000
Valuation allowance	(89,000)	(89,000)
Net deferred tax asset	$ -	$ -

Based on federal tax returns filed or to be filed through December 31, 2015, we had available approximately $216,000 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company's net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure. Net operating loss carryforwards start to expire 2034 or 20 years for federal income and state tax reporting purposes.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all period starting in 2013. The Company currently is not under examination by any tax authority.

NOTE 8 – SUBSEQUENT EVENTS

On February 12, 2016, the Company sold 200,000 shares of common stock to a third party for $50,000 ($0.25 per share).

The Company has evaluated subsequent events that occurred after December 31, 2015 through May 17, 2016, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

Use of Funds

1. Minimum Scenario

- $100,000 - Sales & Marketing
- $75,000 - G & A
- $125,000 - Product Development

$300,000 - Total

2. Maximum Scenario

- $300,000 - Sales & Marketing
- $275,000 - G & A
- $225,000 - Product Development
- $200,000 – Business Development & Support

$1,000,000 – Total

NOTE 3 – CONVERTIBLE DEBT

Since Inception, the Company entered into convertible note agreements with third parties totaling $205,000. The notes bear interest at 5%, and became due between August 2015 and April 2016 based on the original two-year maturity dates.

Of the convertible notes, $105,000 contain an automatic conversion upon the first series of preferred stock sales of more than $500,000, at a conversion price of 20% less than the investors of the first series of preferred stock. The notes also contain an optional conversion feature that allows the holder to convert at a conversion price of $1.00 per share prior to the maturity date. These Notes were issued in 2013 ($70,000) and 2014 ($35,000).

The remaining $100,000 note, issued in April 2014, is convertible at the earliest of the following events: 1) at the lender's option to convert; 2) upon the note becoming due; and 3) the Company raising in excess of $500,000 in a qualified financing. The optional conversion is at the lower of a) the fair market value of the Company's common stock on the date of conversion, b) the quotient result from dividing $1,750,000 by the number of shares of fully dilutive outstanding common stock of the Company. The automatic conversion upon a qualified financing is at the lower of a) the product of 80% and the price paid per share of equity securities by investors in the next equity financing or b) the quotient resulting from dividing $1,750,000 by the number of fully dilutive shares of common stock on the date of conversion.

To date, none of the debt holders have converted their debt and related accrued interest thereon and none of the automatic conversion features have been triggered.

PSN CAP TABLE
May 10, 2016

Name	Investment	Type	Dated	# of shares
Pereira Family Trust	$35,000	Conv. Note @5%	8/13/13	35,000 +
Wood Family Ventures, LP	$35,000	Conv. Note @5%	10/18/13	35,000 +
Nancy McNitt	$35,000	Conv. Note @5%	1/17/14	35,000 +
Wood Family Ventures, LP	$100,000	Conv. Note @5%	4/10/14	571,428
Wood Family Ventures, LP	$0.00	common stock grant	4/10/14	26,805
Porter Family Trust	$14,000	common stk purchase	6/3/14	80,000
Baron Family Trust	$50,000	common stk purchase	2/12/16	200,000

The following three (3) persons have Consulting Agreements with the Company that provide for 200,000 sh person, vesting at 1/48th per month for 48 months beginning on Oc October 1, 2013:

		2013	2014	2015
1. Herbert L. Porter		12,500 shares	50,000 shares	50,000 shares
2. Sam A. Strayer		12,500 shares	50,000 shares	50,000 shares
3. Briggs N. Porter		12,500 shares	50,000 shares	50,000 shares

NOTE 6 – RELATED PARTY TRANSACTIONS

Related Party Advances

From time to time the Company received advances from its Chief Operating Officer for working capital. Such advances were considered short-term and non-interest bearing. Total advances outstanding as of December 31, 2015 and 2014 were $5,083 and $2,562, respectively.

Note Payable – Related Party

The Company's Chief Operating Officer loaned the Company $5,000 on July 3, 2014, bearing interest at 5% and due January 3, 2015. After such date, the note incurred default interest at a rate of 8%, per annum. Accrued interest of $525 and $125 is included in accrued liabilities as of December 31, 2015 and 2014, respectively.



<u>PipelineVR Equity Crowdfunding Campaign</u>
<u>Risk Factors</u>

The Company has a limited operating history and has not commenced revenue-generating activities.

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with governmental policy decisions.   A host of factors beyond the Company's control could cause fluctuations in these conditions. Other adverse developments may also include: economic recessions, trends in the virtual reality space, consumer taste for virtual reality products, the availability of virtual reality content, and changes in government policy related to online commerce, which could have a material adverse effect on the Company's financial condition and the results of its operations.

We are issuing non-voting common stock. In our company, the class and voting structure of our stock has the effect of concentrating voting control with a few people and these few people have the ability to make all major decisions regarding the company. As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowd funding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).